

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

Mr. James J. Dalton
Chief Executive Officer
ActiveCare, Inc.
5095 West 2100 South,
Salt Lake City, Utah 84120

> **RE:** **ActiveCare, Inc.**
> **Form 10-K for the Year ended September 30, 2010**
> **Filed November 30, 2010**
>
> **File No. 000-53570**

Dear Mr. Dalton:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director